SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                            MFN FINANCIAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    55272N104
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                                 (CUSIP Number)
                                                     with a  copy to:
  Stephen Feinberg                                   Robert G. Minion, Esq.
  450 Park Avenue                                    Lowenstein Sandler PC
  28th Floor                                         65 Livingston Avenue
  New York, New York  10022                          Roseland, New Jersey  07068
  (212) 421-2600                                     (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 4, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 55272N104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                                   7) Sole Voting Power:        *
    Shares Beneficially                         8) Shared Voting Power:      *
    Owned by
    Each Reporting                              9) Sole Dispositive Power:   *
    Person With:                               10) Shared Dispositive Power: *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:      870,757*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                               Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      8.7%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus") is the holder of 158,247 shares of common stock of MFN Financial Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of 486,562 shares of common stock of the Company and certain private investment funds (the "Funds") in the aggregate are the holders of 225,948 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 870,757 shares of common stock of the Company, or 8.7% of those issued and outstanding. See
   Item 5 for further information.

Item 1.   Interest in Securities of the Issuer.

          Based upon information set forth herein the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, as of August 10, 1999, there were issued and outstanding 10,000,000 Shares. As of November 4, 1999, (i) Cerberus was the holder of 158,247 Shares, (ii) International was the holder of 486,562 Shares and (iii) the Funds in the aggregate were the holder of 225,948 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 870,757 Shares, or 8.7% of those issued and outstanding.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchase in ordinary brokerage transactions of 24,300, 76,000 and 34,700 Shares by Cerberus, International and the Funds, respectively, at a purchase price of $7.50 per Share.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    November 12, 1999


                                    /s/ Stephen Feinberg
                                    ____________________________________________
                                    Stephen Feinberg, in  his  capacity  as  the
                                    managing   member   of  Cerberus Associates,
                                    L.L.C.,  the  general  partner  of Cerberus
                                    Partners,  L.P.,  and   as   the  investment
                                    manager for each of Cerberus  International,
                                    Ltd. and the Funds



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).